DEXIA

Group



The Secretary-General


SEC MAIL PROCESSING
RECEIVED
JUN 05 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

May 19, 2006

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA Belgium **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of May 18, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel.: +32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

DGRP1 E SG

PRESS RELEASE
COMMUNIQUE DE PRESSE
PERSBERICHT

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 -pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

18/05/2006
1 p.

Dexia will publish its 1st quarter 2006 results on Tuesday, May 23, 2006, at 3:00 p.m. (Brussels/Paris time).

The press release will be posted on Dexia's website www.dexia.com at the same time.

Dexia publiera ses résultats du 1er trimestre 2006, le mardi 23 mai 2006, à 15h00 (heure de Bruxelles/Paris).

Le communiqué de presse sera en ligne sur le site Dexia www.dexia.com à la même heure.

Dexia zal haar resultaten voor het eerste kwartaal 2006 publiceren op dinsdag 23 mei 2006 om 15.00 u. (uur Brussel/Parijs).

Het persbericht zal vanaf dat ogenblik on line beschikbaar zijn op de Dexia website www.dexia.com.